As filed with the Securities and Exchange Commission on May 25, 2005
                                                           REGISTRATION NO. 333-
================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                                ----------------
                           FAR EAST ENERGY CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

               NEVADA                                        88-0459590
(State or Other Jurisdiction of Incorporation or (I.R.S. Employer Identification
                Organization)                              Number)

                   400 N. SAM HOUSTON PARKWAY EAST, SUITE 205
                              HOUSTON, TEXAS 77060
                                 (832) 598-0470
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

                  MICHAEL R. MCELWRATH, CHIEF EXECUTIVE OFFICER
                           FAR EAST ENERGY CORPORATION
                   400 N. SAM HOUSTON PARKWAY EAST, SUITE 205
                              HOUSTON, TEXAS 77060
                                 (832) 598-0470
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)
                                ----------------
                                    Copy to:

                                  AMAR BUDARAPU
                              BAKER & MCKENZIE LLP
                            2300 TRAMMELL CROW CENTER
                                2001 ROSS AVENUE
                               DALLAS, TEXAS 75201
                                 (214) 978-3000
                                ----------------
APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

                                                                                 PROPOSED MAXIMUM    PROPOSED MAXIMUM     AMOUNT OF
                                                                  AMOUNT TO BE  OFFERING PRICE PER  AGGREGATE OFFERING  REGISTRATION
      TITLE OF EACH CLASS OF SECURITIES TO BE REGISTERED           REGISTERED         SHARE               PRICE              FEE
      --------------------------------------------------          -----------   -----------------   ------------------  -----------
Common Stock, par value $0.001 per share (1)                         2,425,000              --                    --           --(1)

Common Stock, par value $0.001 per share and Common Stock,
par value $0.001 per share, issuable upon exercise of
Placement Agent Warrants (2)                                        18,518,335        $   0.89        $   16,481,318    $1,939.85

Common Stock, par value $0.001 per share, issuable upon exercise
of Warrants (3)(8)                                                   1,950,000        $   1.00        $    1,950,000    $  229.52

Common Stock, par value $0.001 per share, issuable upon exercise
of Warrants and Placement Agent Warrants(4)(8)                         349,942        $   1.50        $      524,913    $   61.78

Common Stock, par value $0.001 per share, issuable upon exercise
of Warrants and Placement  Agent Warrants(5)(8)                      6,904,063        $   2.50        $   17,260,157    $2,031.52

Common Stock, par value $0.001 per share, issuable upon exercise
of Options (6)(8)                                                       50,000        $   4.40        $      220,000    $   25.89

Common Stock, par value $0.001 per share, issuable upon exercise
of Options (7)(8)                                                       50,000        $   3.30        $      165,000    $   19.42
---------------------------------------------------------------------------------------------------------------------------------
TOTAL                                                               30,247,340               -        $   36,601,388    $4,307.98
=================================================================================================================================

(1) Represents shares of our common stock previously registered under Registration Statement No. 333-117635. Pursuant to Rules 429 and 457, the registration fee of $363.27 is not included herewith as it was previously paid by the Company.

(2) Represents shares of our common stock issued to selling stockholders listed herein in connection with private placements completed in 2003 and 2004. Pursuant to Rule 457(c), the registration fee is calculated on the basis of the average high and low bid prices of the common stock on May 24, 2005 as reported on the OTC Bulletin Board.

    Also represents shares of our common stock issuable upon exercise of placement agent warrants issued in connection with a private placement completed in 2004, which have an exercise price of $0.80 per share. Pursuant to Rule 457(g), the registration fee is calculated on the basis of the higher of (1) the price at which the warrants may be exercised, or (2) the price of securities of the same class, as determined in accordance with paragraph (c) of Rule 457.

(3) Represents shares of our common stock issuable upon exercise of warrants in connection with a private placement completed in 2003, which have an exercise price of $1.00 per share.

(4) Represents shares of our common stock issuable upon exercise of warrants issued in connection with private placements completed in 2004, which have an exercise price of $1.50 per share and shares of our common stock issuable upon exercise of placement agent warrants issued in connection with a private placement completed in 2004, which have an exercise price of $1.50 per share.

(5) Represents shares of our common stock issuable upon exercise of warrants issued in connection with a private placement completed in 2004, which have an exercise price of $2.50 per share and shares of our common stock issuable upon exercise of placement agent warrants issued in connection with a private placement completed in 2004, which have an exercise price of $2.50 per share.

(6) Represents shares of common stock issuable upon exercise of options. The options have an exercise price of $4.40 per share.

(7) Represents shares of common stock issuable upon exercise of options. The options have an exercise price of $3.30 per share.

(8) Pursuant to Rule 457(g), the registration fee is calculated on the basis of the higher of (1) the price at which the warrants may be exercised, or (2) the price of securities of the same class, as determined in accordance with paragraph (c) of Rule 457.

THIS REGISTRATION STATEMENT ALSO CONSTITUTES A POST-EFFECTIVE AMENDMENT NO. 1 TO REGISTRATION NO. 333-117635. PURSUANT TO RULE 429 UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE PROSPECTUS INCLUDED IN THIS REGISTRATION STATEMENT IS A COMBINED PROSPECTUS AND ALSO RELATES TO AN AGGREGATE OF 2,425,000 SHARES THAT WERE PREVIOUSLY REGISTERED FOR RESALE IN A REGISTRATION STATEMENT ON FORM S-2, REGISTRATION NO. 333-117635. THIS POST-EFFECTIVE AMENDMENT SHALL BECOME EFFECTIVE CONCURRENTLY WITH THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT IN ACCORDANCE WITH SECTION 8(c) OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

                                EXPLANATORY NOTE

This registration statement also constitutes a Post-Effective Amendment No. 1 to Registration No. 333-117635. Pursuant to Rule 429 under the Securities Act of 1933, as amended, the prospectus included in this registration statement is a combined prospectus and also relates to an aggregate of 2,425,000 shares of our common stock which were previously registered for resale in a Registration Statement on Form S-2, Registration No. 333-117635. This registration statement also registers an additional 27,822,340 shares of common stock and shares of common stock underlying warrants and options, which have not previously been registered. Post-Effective Amendment No. 1 to Registration No. 333-117635 shall become effective concurrently with the effectiveness of this registration statement in accordance with Section 8(c) of the Securities Act of 1933, as amended.

                    SUBJECT TO COMPLETION, DATED MAY 25, 2005

PROSPECTUS

                       [FAR EAST ENERGY CORPORATION LOGO]

                                    -- PARTNERS IN CLEAN ENERGY

                        30,247,340 SHARES OF COMMON STOCK

This prospectus covers the resale of up to 30,008,963 shares, including up to 9,245,838 shares of our common stock issuable upon the exercise of warrants, or Warrants, issued in connection with private placements of our securities in 2004, and upon the exercise of options, or Options, issued to an investor relations consulting firm in consideration for certain investor relation services. This prospectus also covers our offering of up to 238,377 shares of common stock issuable upon the exercise of placement agent warrants, or Placement Agent Warrants, issued in connection with a 2004 private placement of our securities. Shares of our common stock may be offered and sold from time to time by the selling stockholders named in this prospectus or by us pursuant to the exercise of the Placement Agent Warrants, following the effective date of the registration statement of which this prospectus is part. We will not receive any of the proceeds from the selling stockholders sale of our common stock, but we will receive proceeds if the selling stockholders' exercise the Warrants and Options. We will also receive proceeds from the warrant holders who exercise the Placement Agent Warrants to the extent the exercise price is paid in cash. We expect to use any proceeds for working capital.

Our common stock is quoted on the OTC Bulletin Board under the symbol "FEEC." On May 19, 2005, the closing bid price per share of our common stock was $0.93.

This prospectus is accompanied by a copy of our Annual Report on Form 10-K for the year ended December 31, 2004, and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005.

INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

The selling stockholders may sell all or a portion of these shares of our common stock from time to time in market transactions through any stock exchange or market on which our common stock is then listed, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                     THE DATE OF THIS PROSPECTUS IS             , 2005.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                TABLE OF CONTENTS

                                                                                  Page
PROSPECTUS SUMMARY............................................................      1

RISK FACTORS..................................................................      5

FORWARD-LOOKING STATEMENTS....................................................     13

WHERE YOU CAN FIND MORE INFORMATION...........................................     14

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.............................     14

UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS............................     14

USE OF PROCEEDS...............................................................     17

DESCRIPTION OF CAPITAL STOCK..................................................     17

SHARES ELIGIBLE FOR FUTURE SALE...............................................     18

SELLING STOCKHOLDERS..........................................................     19

PLAN OF DISTRIBUTION..........................................................     23

LEGAL MATTERS.................................................................     25

EXPERTS.......................................................................     25

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS PROSPECTUS MAY ONLY BE USED WHERE IT IS LEGAL TO OFFER OR SELL OUR COMMON STOCK. THE INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE IS ACCURATE ONLY AS OF ITS RESPECTIVE DATE, REGARDLESS OF THE TIME OF DELIVERY OF THIS PROSPECTUS OR OF ANY SALE OF OUR COMMON STOCK.

                               PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus or incorporated herein by reference. This summary is not complete and does not contain all of the information that you should consider before deciding to invest in our common stock. We urge you to read this entire prospectus and the information incorporated by reference herein carefully, including the "Risk Factors" section. In this prospectus, unless the context indicates otherwise, the terms "company," "we," "us," and "our" refer to Far East Energy Corporation, a Nevada corporation, and its subsidiaries.

                           FAR EAST ENERGY CORPORATION

OVERVIEW

We were incorporated in Nevada on February 4, 2000. In January 2002, we renamed our company Far East Energy Corporation and changed our focus to exploring, developing, producing and selling coalbed methane gas, or CBM. Today, our operations concentrate on CBM exploration and development in the Yunnan Province in Southern China and in the Shanxi Province in Northern China. Our goal is to become a recognized leader in coalbed methane gas property acquisition, exploration, development and production. Our principal office is in Houston, Texas. We also maintain offices in Beijing, China and Kunming, Yunnan Province, China.

We are a development stage company and to date our activities have been principally limited to organizational activities, including developing a strategic operating plan, capital funding, hiring personnel, entering into contracts, acquiring rights to explore, develop, produce and sell oil and gas or CBM and, beginning in 2003, the drilling, testing and completion of exploratory wells. We have entered into three production sharing contracts that enable us to explore for, develop, produce and sell CBM on over 1.3 million acres located in the Yunnan and Shanxi Provinces of the People's Republic of China, or the PRC, which we believe makes us the third largest holder of coalbed methane acreage in China. To date, we have drilled five exploratory wells, including two slim hole vertical wells on acreage in the Yunnan Province. We have also completed a hydraulic fracture simulation test on a well previously drilled by our partner, Phillips China Inc., a subsidiary of ConocoPhillips, Inc., or Phillips, on acreage in the Quinnan Block of the Shanxi Province.

Until recently, we also owned undeveloped oil, gas and mineral rights and interests in approximately 149,000 net acres located in the eastern portion of Montana. On February 2, 2005, we entered into a purchase and sale agreement for the sale of our oil and gas leasehold interests and other property interests in Montana. As a condition to the sale of our Montana properties, we acquired certain overriding royalty interests in adjoining acreage for $100,000, which were also sold under the terms of the purchase and sale agreement. The transaction closed on February 2, 2005. At the closing, we received gross proceeds of $1,135,000 from the sale of our Montana properties (including the overriding royalty interests described above). We consider our Montana properties to be non-core assets of our company. We sold these assets in order to focus our efforts on the exploration and development of our coalbed methane holdings located in China. As a result, all of our long-lived assets are presently located in the PRC.

SOME RISKS RELATED TO OUR BUSINESS

Since we began our exploration and development activities in 2002, we have been engaged principally in organizational activities, including developing a strategic operating plan, capital funding, hiring personnel, entering into contracts, acquiring rights to explore, develop, produce and sell coalbed methane gas and, beginning in 2003, the drilling, testing and completion of exploratory wells. We are considered a development stage company for accounting purposes because we have generated no revenues to date. We have no relevant operating history upon which you can evaluate our performance and prospects. In addition, we cannot forecast operating expenses based on our historical results and our ability to accurately forecast future revenues is limited. As a result of our limited operating history, we are more susceptible to business risks including risks of unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies. We face significant challenges, expenses and difficulties as a development stage company seeking to explore, develop and produce coalbed methane gas.

We cannot assure you we will ever generate sufficient revenues to achieve profitability, which will negatively impact the price of our common stock. If we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability in the future.

Based on funds currently available to us and escrowed funds that we expect will become available to us during 2005, we believe that we have adequate cash resources to fund our operations and exploration and development operations in China through late 2005. However, to continue to operate and explore and develop our projects in China, we will need to raise additional funds before the end of 2005.

In addition to these risks, please see "Risk Factors" and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

RECENT DEVELOPMENTS

On March 15, 2005, our board of directors, upon the recommendation of management, approved the adoption of a restructuring plan, or the Restructuring Plan, authorizing us (upon satisfaction of certain conditions) to transfer to Far East Energy (Bermuda), Ltd., a newly formed wholly-owned subsidiary organized under the laws of Bermuda, or FEEB, all or substantially all of our assets relating to our operations in the PRC. After consummation of the Restructuring Plan, we are not expected to own a significant amount of assets other than the outstanding capital stock of our subsidiaries, including FEEB, and cash and cash equivalents. The implementation of the Restructuring Plan will have no effect on the presentation of our consolidated financial statements. We will continue to report our financial operations and condition on a consolidated basis. In addition to being subject to stockholder approval at the 2005 Annual Meeting of Stockholders, the implementation of the Restructuring Plan is subject to a number of conditions, including the receipt of all material consents and approvals of governmental authorities and other third parties. There can be no assurances that the conditions to the Restructuring Plan will be satisfied and that the board of directors will determine to transfer the assets pursuant to the Restructuring Plan. The board of directors may, in its discretion, terminate the Restructuring Plan at any time prior to its consummation.

                               COMPANY INFORMATION

Our principal offices are located at 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060, and our telephone number is (832) 598-0470.

                                        THE OFFERING

Common stock offered by                 A total of up to 30,008,963 shares of
  the selling stockholders              common stock including up to 9,145,838
                                        shares of common stock issuable upon
                                        exercise of the Warrants, and up to
                                        100,000 shares of common stock issuable
                                        upon exercise of the Options.

Common stock offered by the company     A total of up to 238,377 shares of
                                        common stock issuable upon exercise of
                                        the Placement Agent Warrants.

Common stock outstanding                77,449,910 shares. Our outstanding
                                        common stock excludes:

                                        - 17,375,689 shares issuable upon the
                                          exercise of warrants (including
                                          9,145,838 shares issuable upon
                                          exercise of the Warrants and 238,377
                                          shares issuable upon exercise of the
                                          Placement Agent Warrants); and

                                        - 10,026,000 shares issuable upon
                                          exercise of outstanding options
                                          (including 100,000 shares issuable
                                          upon exercise of the Options).

Use of proceeds                         We will not receive any of the proceeds
                                        from the sale of our common stock, but
                                        we will receive proceeds upon any
                                        exercise of the Warrants and Options. We will also receive proceeds from warrant holders who exercise the Placement Agent
                                        Warrants to the extent the exercise
                                        price is paid in cash. We expect to use
                                        any proceeds for working capital.

Trading Our common stock is quoted on the OTC Bulletin Board under the symbol "FEEC."

                SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table summarizes the consolidated statement of operations and consolidated balance sheet data for our business. The historical results presented below are not necessarily indicative of the results to be expected for any future period. For a more detailed explanation of this financial data, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the notes thereto included in our Annual Report on Form 10-K for the year ended December 31, 2004 and in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 and incorporated by reference in this prospectus.

SUMMARY OF OPERATIONS DATA

                                                                     YEAR ENDED                               QUARTER ENDED
                                                                    DECEMBER 31,                                MARCH 31,
                                                  ------------------------------------------------  -------------------------------
                                                        2002            2003             2004             2004             2005
                                                  --------------  ---------------  ---------------  ---------------   -------------
                                                                     (RESTATED)                       (RESTATED)       (UNAUDITED)
                                                                                                      (UNAUDITED)
REVENUES.......................................   $           --  $            --  $            --  $            --   $          --
                                                  --------------  ---------------  ---------------  ---------------   -------------
OPERATING EXPENSES:
Geologic & engineering.........................          380,000          239,000          575,000          122,000           6,000
Exploration costs..............................               --               --          550,000               --         704,000
Impairment loss................................               --        3,328,000          450,000               --              --
Other consulting & professional services.......          296,000          424,000          788,000           83,000         283,000
Compensation...................................          596,000          839,000        1,440,000          201,000         335,000
Stock compensation.............................               --          930,000          583,000          207,000          97,000
Travel.........................................          575,000          334,000          608,000           84,000         104,000
Legal & accounting.............................           66,000          411,000        1,508,000          208,000         537,000
Loss on investment in joint venture............               --           22,000               --               --              --
Amortization of contract rights................               --           58,000           23,000           23,000              --
General & administrative.......................          231,000          468,000        1,487,000          341,000         211,000
                                                  --------------  ---------------  ---------------  ---------------   -------------
Total operating expenses.......................        2,144,000        7,053,000        8,012,000        1,269,000       2,277,000
                                                  --------------  ---------------  ---------------  ---------------   -------------
OTHER EXPENSE (INCOME):
Interest income................................          (13,000)          (6,000)         (17,000)          (1,000)        (30,000)
Interest expense...............................               --          168,000            9,000               --           1,000
Foreign currency exchange loss (gain)..........           (1,000)           2,000               --               --              --
                                                  --------------  ---------------  ---------------  ---------------   -------------
Total other expense (income)...................          (14,000)         164,000           (8,000)          (1,000)        (29,000)
                                                  --------------  ---------------  ---------------  ---------------   -------------
Loss before income taxes.......................       (2,130,000)      (7,217,000)      (8,004,000)      (1,268,000)     (2,248,000)
Income taxes...................................               --               --               --               --              --
                                                  --------------  ---------------  ---------------  ---------------   -------------
Net loss.......................................       (2,130,000)      (7,217,000)      (8,004,000)      (1,268,000)     (2,248,000)
Accumulated deficit -- beginning of period.....          (26,000)      (2,156,000)      (9,373,000)      (9,373,000)    (17,377,000)
                                                  --------------  ---------------  ---------------  ---------------   -------------
Accumulated deficit -- end of period...........   $   (2,156,000) $    (9,373,000) $   (17,377,000) $   (10,641,000)  $ (19,625,000)
                                                  ==============  ===============  ===============  ===============   =============
Earnings per share -- Basic and Diluted........   $        (0.05) $         (0.14) $         (0.13) $         (0.02)  $       (0.03)
                                                  ==============  ===============  ===============  ===============   =============
Cash Flows Used in Operating Activities........   $   (1,871,000) $    (2,178,000) $    (5,711,000) $      (747,000)  $    (734,000)
Cash Flows Used in Investing Activities........   $     (198,000) $    (1,920,000) $    (2,411,000) $      (602,000)  $    (430,000)
Cash Flows Provided by Financing Activities...... $    3,052,000  $     5,416,000  $    17,216,000  $       279,000   $     250,000

BALANCE SHEET DATA


                                                                  AS OF DECEMBER 31,                          AS OF MARCH 31,
                                                  ------------------------------------------------  -------------------------------
                                                        2002            2003              2004            2004             2005
                                                  --------------  ---------------  ---------------  ---------------   -------------
                                                                                                       (RESTATED)
                                                    (RESTATED)      (RESTATED)                         (UNAUDITED)     (UNAUDITED)

Total assets...................................   $    1,450,000  $     4,614,000  $    15,413,000  $     4,297,000   $  13,978,000
Total liabilities..............................   $      503,000  $       870,000  $       940,000  $     1,221,000   $   1,408,000
Stockholders' equity...........................   $      947,000  $     3,744,000  $    14,473,000  $     3,076,000   $  12,570,000

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described or incorporated by reference in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our common stock could decline significantly and you may lose all or a part of your investment.

RISKS RELATING TO OUR BUSINESS

WE MUST OBTAIN ADDITIONAL FINANCING IN ORDER TO CONTINUE OUR OPERATIONS. ADDITIONALLY, OUR INDEPENDENT ACCOUNTANTS HAVE REPORTED THAT WE MAY NOT BE ABLE TO CONTINUE AS A GOING CONCERN IF WE DO NOT OBTAIN ADDITIONAL FINANCING OR ACHIEVE PROFITABILITY.

As of March 31, 2005, our net working capital was $9,175,000 and our total cash and cash equivalents were $10,504,000, excluding $1,000,000 of restricted cash. We do not anticipate recognizing significant revenues prior to late 2006, so we expect to experience operating losses and negative cash flow for the foreseeable future. Based on funds currently available to us and escrowed funds that we expect will become available to us during 2005, management believes that we have adequate cash resources to fund our operations and exploration and development operations in China through late 2005. However, as we do not have a source of revenue, we will require additional financing before the end of 2005 in order to continue our exploration and development in China and sustain our operating losses. To develop our projects over the long term, we need to obtain funding to satisfy very significant expenditures for exploration and development of those projects. Furthermore, no facilities exist to transport or process CBM near our Yunnan Province projects, and pipelines must be built on our Shanxi Province projects to connect to larger pipelines to transport our CBM. Significant expenditures would be required to build out these facilities to the extent a strategic partner does not do so. We intend to finance our operations by various methods, which might include issuing equity securities, the continued exercise of warrants issued to investors in conjunction with the previously completed private offerings, and entering into farmout agreements and other arrangement with strategic partners, among other alternatives. Therefore, we intend to continue to seek to raise equity or debt financing. No assurance can be given that we will be able to obtain any additional financing on favorable terms, if at all. If our operating requirements differ materially from those currently planned, we may require more financing than currently anticipated. Borrowing money may involve pledging some or all of our assets. Raising additional funds by issuing common stock or other types of equity securities would further dilute our existing stockholders. If we cannot obtain additional financing in a timely manner, we will not be able to continue as a going concern. The reports received from our auditors for the years ended December 31, 2004, 2003 and 2002 contained in our financial statements contain an explanatory paragraph that states that our net losses since our inception and no established source of revenues raise substantial doubt about our ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

WE HAVE A LIMITED OPERATING HISTORY.

Since we began our exploration and development activities in 2002, we have been engaged principally in organizational activities, including developing a strategic operating plan, capital funding, hiring personnel, entering into contracts, acquiring rights to explore, develop, produce and sell CBM and, beginning in 2003, the drilling, testing and completion of exploratory wells. We are considered a development stage company for accounting purposes because we have generated no revenues to date. Accordingly, we have no relevant operating history upon which you can evaluate our performance and prospects. In addition, we cannot forecast operating expenses based on our historical results and our ability to accurately forecast future revenues is limited. As a result of our limited operating history, we are more susceptible to business risks including risks of unforeseen capital requirements, failure to establish business relationships, and competitive disadvantages against larger and more established companies.

WE HAVE NO CURRENT SOURCE OF REVENUE.

We will not generate material revenues from our existing properties until we have successfully completed exploration and development, and started production of coalbed methane gas in China. We do not anticipate recognizing significant revenues from operations in China prior to late 2006. Additionally, no facilities exist to transport or process CBM near our Yunnan Province projects, and pipelines must be built on our Shanxi Province projects to connect to larger pipelines to transport our CBM. Our ability to realize revenues from any producing wells may be impaired until these facilities are built out or arrangements are made to deliver our production to market.

IF THE RESTRUCTURING PLAN IS IMPLEMENTED, OUR HOLDING COMPANY STRUCTURE WILL AFFECT OUR SOURCE OF FUNDS.

If the Restructuring Plan is implemented, we will become principally a holding company, with our operations in the PRC being conducted by FEEB, the newly formed wholly-owned subsidiary of the company organized pursuant to the Restructuring Plan. We will have no direct operations and no significant assets other than ownership of the capital stock of our subsidiaries and cash and cash equivalents. As we do not currently have a source of revenue, we will continue to rely on additional financing in order to continue the exploration and development in the PRC and sustain our operating losses. However, because we will conduct our operations through our subsidiaries, if and when the commercial production of CBM commences, we will depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations and to pay dividends, if any, with respect to our common stock. All of our subsidiaries will be separate and independent legal entities and will have no obligation whatsoever to pay any dividends, distributions or other payments to us.

WE HAVE A HISTORY OF LOSSES, AND EXPECT TO INCUR LOSSES IN THE FORESEEABLE FUTURE. IF WE DO NOT ACHIEVE PROFITABILITY, OUR FINANCIAL CONDITION AND THE PRICE OF OUR COMMON STOCK WILL SUFFER.

To date, we have no revenues from the sale of coalbed methane gas. We incurred net losses applicable to common stockholders of $2,248,000 for the quarter ended March 31, 2005, and $8,004,000 for the year ended December 31, 2004. We expect to experience operating losses and negative cash flow for the foreseeable future. We must obtain additional financing and generate significant revenues to fund anticipated drilling, exploration and operation costs and to achieve and maintain profitability. We cannot assure you we will ever generate sufficient revenues to achieve profitability, which will negatively impact the price of our common stock. If we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability in the future.

THE DEVELOPMENT OF COALBED METHANE PROPERTIES INVOLVES SUBSTANTIAL RISKS AND WE CANNOT ASSURE YOU THAT OUR EXPLORATION AND DRILLING EFFORTS WILL BE SUCCESSFUL.

The business of exploring for and, to a lesser extent, developing and operating coalbed properties involves a high degree of business and financial risk that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The selection of prospects for coalbed methane gas drilling, the drilling, ownership and operation of CBM wells and the ownership of interests in CBM properties are highly speculative. We cannot predict whether any prospect will produce CBM or commercial quantities of CBM.

Drilling for coalbed methane gas may involve unprofitable efforts, not only from dry wells, but also from wells that are productive but do not produce coalbed methane in sufficient quantities or quality to realize enough net revenues to return a profit after drilling, operating and other costs. The cost of drilling, completing and operating wells is often uncertain and cost overruns are common. Our drilling operations may be curtailed, delayed or canceled as a result of numerous factors, many of which are beyond our control, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery of equipment and services. In addition, other factors such as permeability may hinder, restrict or even make production impractical or impossible.

Acquisition and completion decisions generally are based on subjective judgments and assumptions that are speculative. We may drill wells that, although productive, do not produce CBM in economic quantities. It is impossible to predict with certainty the production potential of a particular property or well. Furthermore, a successful completion of a well does not ensure a profitable return on the investment. A variety of geological, operational, or market-related factors, including, but not limited to, unusual or unexpected geological formations, pressures, equipment failures or accidents, fires, explosions, blowouts, cratering, pollution and other environmental risks, shortages or delays in the availability of drilling rigs and the delivery of equipment, loss of circulation of drilling fluids or other conditions may substantially delay or prevent completion of any well, or otherwise prevent a property or well from being profitable. A productive well may also become uneconomic in the event water or other deleterious substances are encountered, which impair or prevent the production of oil and/or natural gas from the well. In addition, production from any well may be unmarketable if it is contaminated with water or other deleterious substances. We cannot assure you that wells drilled by us will be productive or, even if productive, that will produce CBM in economic quantities so that we will recover all or any portion of our investment.

WE ARE IN THE INITIAL EXPLORATION PHASE AND HAVE SUBSTANTIAL CAPITAL REQUIREMENTS THAT, IF NOT MET, WILL HINDER OUR GROWTH AND OPERATIONS.

We face significant challenges, expenses and difficulties as a development stage company seeking to explore, develop and produce coalbed methane gas. The development of our projects in China will require that we obtain funding to satisfy very significant expenditures for exploration and development of these projects, if they are successful. We expect to incur approximately $6.9 million of exploration and development expenditures in 2005. We will also require resources to fund significant capital expenditures for exploration and development activities in future periods. In addition, there is currently no gas pipeline, liquefied natural gas, or LNG, plant or other offtake candidate in place in Yunnan Province, and an LNG plant or two connecting pipelines will be required to be constructed to transport coalbed methane gas produced in the Qinnan and Shouyang areas of Shanxi Province. We estimate that the cost to construct pipelines in the Yunnan Province and Shanxi Province will total approximately $113 million. We do not currently have sufficient funds to complete our exploration and development activities and build these pipeline or LNG facilities. Our success will depend on our ability to obtain additional financing to fund our capital expenditures and build out CBM delivery facilities or to find a strategic partner with funds to do so. If we cannot obtain adequate capital, and we cannot obtain extensions to the requirements under our production sharing contracts, we would not be able to successfully complete our exploration and development activities, and we may lose rights under our production sharing contracts. This would materially and adversely affect our business, financial condition and results of operations.

NO FACILITIES PRESENTLY EXIST TO TRANSPORT OR PROCESS CBM NEAR OUR YUNNAN PROVINCE PROJECTS, AND, ALTHOUGH LARGER PIPELINES EXIST IN PROXIMITY TO OUR SHANXI PROVINCE PROJECTS, PIPELINES MUST BE BUILT TO CONNECT TO LARGER PIPELINES OR FACILITIES MUST BE ADDED TO COMPRESS OR LIQUEFY AND TRANSPORT ANY CBM THAT MAY BE PRODUCED FROM THOSE PROJECTS.

The marketability of any production will depend, in part, upon the availability, proximity and capacity of pipelines, gas gathering systems and processing facilities. We may transport our CBM through pipelines or by compressing or liquefying the CBM for transportation. No gas pipeline, liquefied natural gas plant, or other offtake candidate currently exists to transport CBM from our properties in Yunnan Province, and it is not likely that any such facilities will be built until favorable results are obtained from several more wells. No liquefied natural gas plant exists near our properties in the Shanxi Province, and pipelines must also be built on our Shanxi Province projects to connect to larger pipelines to transport any CBM that may be produced from those projects.

At the present time, because there are no pipelines to move gas for any great distance in the Yunnan Province, natural gas will have to be sold to the local communities. We may construct pipelines to move CBM from our fields to either municipalities or other pipelines. We estimate the cost to construct a pipeline 50 miles in length with a capacity of 350 MMcfpd to connect to the Enhong and Laochang areas of the Yunnan Province to be approximately $50 million. In the Quinnan and Shouyang blocks of the Shanxi Province, we estimate that we must eventually expend approximately $63 million for two short connecting pipelines with 850 MMcfpd capacity. We believe we would need to develop as many as ten wells to attract a transportation company to build either a pipeline or a LNG plant near our wells in the Yunnan Province and Shanxi Province. CBM sales from the Yunnan and Shanxi Provinces can also be achieved through development of a LNG plant. We estimate that a 100-ton per day LNG plant will cost approximately $10 to $15 million to develop and take about two years for construction. We estimate that a 1,000-ton per day LNG plant would cost approximately $75 million with construction time close to two years. We do not have funds to build any of these facilities. Our success will depend on our ability to raise additional funds through financings or other means or to find a strategic partner to complete these facilities.

WE MUST COMPLETE MULTIPLE CBM WELLS ON OUR YUNNAN PROVINCE AND SHANXI PROVINCE PROJECTS BEFORE WE CAN COMMENCE PRODUCTION.

We have drilled three CBM wells on our Yunnan Province project. We have also performed a hydraulic fracture and test on one of these three wells and drilled two slim hole vertical wells, which completed our Phase I obligations under our Yunnan Province production sharing contract with China United Coalbed Methane Co. Ltd., or CUCBM. We have also performed a hydraulic fracture of one of three exploration wells previously drilled by Phillips, which completed our Phase I obligations under the Shanxi Agreements. The wells we have drilled to date alone cannot produce enough coalbed methane gas to achieve commercial viability. For each project, we must complete as many as ten wells in close proximity to one another in order to begin production from any of the wells in the Yunnan

Province. We must also complete additional wells in the Shanxi Province to commence commercial production. We cannot make any assurances that we will have the resources to drill enough additional wells in the Yunnan and Shanxi Provinces to commence production in the areas. As a result, even though we may have producing properties in the region, we may not be in a position to derive any revenues from such wells. Actual production may vary materially from preliminary test results. Actual production from the wells may be at recovery rates and gas quality materially different than our first indications.

ALL OF OUR OPERATIONS ARE LOCATED IN CHINA.

China is a developing country, has only recently begun participating in global trade with its accession to the World Trade Organization, and has only a limited history of trade practices as a nation. We are subject to the laws, rules, regulations, and political authority of the government of the PRC. We may encounter material problems while doing business in China, such as interactions with the Chinese government and uncertain foreign legal precedent pertaining to developing coalbed methane gas in China. Risks inherent in international operations also include the following:

-     Local currency instability;

-     Inflation;

- The risk of realizing economic currency exchange losses when transactions are completed in currencies other than U.S. dollars;

-     The ability to repatriate earnings under existing exchange control laws;
      and

-     Political unrest.

Changes in domestic and foreign import and export laws and tariffs can also materially impact international operations. In addition, foreign operations involve political, as well as economic risks, including:

-     Nationalization;

-     Expropriation;

-     Contract renegotiations; and

-     Changes in laws resulting from governmental changes.

In addition, CUCBM may be subject to rules and regulations of the PRC or the jurisdiction of other governmental agencies in the PRC that may adversely affect CUCBM's ability to perform under, or our rights and obligations in, our production sharing contracts with CUCBM. In the event of a dispute, we may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States. We may also be hindered or prevented from enforcing our rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity.

WE MAY HAVE DIFFICULTY MANAGING GROWTH IN OUR BUSINESS.

Because of our small size and the relatively large scale of operations required for our business to yield revenue, growth in accordance with our business plan, if achieved, will place a significant strain on our financial, technical, operational and management resources. As we expand our activities and increase the number of projects we are evaluating or in which we participate, there will be additional demands on these resources. The failure to continue to upgrade our technical, administrative, operating and financial control systems or the occurrence of unexpected expansion difficulties, including the recruitment and retention of experienced managers, geoscientists and engineers, could have a material adverse effect on our business, financial condition and results of operations and our ability to timely execute our business plan. If we are unable to implement these actions in a timely manner, our results may be adversely affected.

WE ARE DEPENDENT ON OUR KEY EXECUTIVES AND MAY NOT BE ABLE TO HIRE AND RETAIN KEY EMPLOYEES TO FULLY IMPLEMENT OUR BUSINESS STRATEGY.

Our success will depend largely on our senior management, which includes, among others, Michael R. McElwrath, our chief executive officer, and Bruce N. Huff, our chief financial officer. As we grow our business, we must attract, retain and integrate additional experienced managers, geoscientists and engineers in order to successfully operate and grow our businesses. The number of available, qualified personnel in the oil and gas industry to fill these positions may be limited. Our inability to attract, retain and integrate these additional personnel or the loss of the services of any of our senior executives or key employees could delay or prevent us from fully implementing our business strategy and could significantly and negatively affect our business.

WE ARE EXPOSED TO FOREIGN CURRENCY RISK.

In recent years, the Chinese government has fixed the exchange rate between U.S. dollars and Chinese Yuan. Because the exchange rate has been fixed, instead of variable, we have experienced no fluctuations in the value of goods and services we purchase in China because of currency exchange. However, the United States and other foreign governments have repeatedly sought to establish a floating exchange rate between the Chinese Yuan and other foreign currencies. If, in the future, China accedes to these requests and permits currency float against the U.S. dollar, we must either adopt cash management strategies to hedge U.S. dollars against the Yuan or be subject to the exchange rate risks. In such case, if the value of U.S. dollar falls in relation to the Chinese Yuan, the cost to us of funding our Chinese operations would rise because more dollars would be required to fund the same expenditures in Yuan. Conversely, if the value of U.S. dollars rises in relation to the Chinese Yuan, the change in exchange rates would decrease our dollar cost to fund operations in China.

WE RISK THE EFFECTS OF GENERAL ECONOMIC CONDITIONS IN CHINA.

Any CBM sales we secure could be adversely affected by a sustained economic recession in China. As our operations and end user markets are primarily in China, a sustained economic recession in that country could result in lower demand or lower prices for the natural gas to be produced by us.

WE ARE NOT DIVERSIFIED AND WE CONCENTRATE ON ONE INDUSTRY.

Our business strategy will concentrate in exploration and development of coalbed methane gas in China. There is an inherent risk in not having a diverse base of properties in exploration and development, because we will not have alternate sources of revenue if we are not successful with our current exploration and development activities. As we will invest a high percentage of our assets in this market, we may be more affected by any single adverse economic, political or regulatory event than a more diversified entity. Our failure in the exploration and development of CBM property rights in China would have a material adverse affect on our business.

WE MAY DEPEND ON A FEW CUSTOMERS.

At present, we have no coalbed methane gas sales contracts pending. As we may only contract with a small number of entities that will purchase any gas we may produce, losing any such potential contract or client would have a material negative impact on our business.

IF WE BORROW MONEY TO EXPAND OUR BUSINESS, WE WILL FACE THE RISKS OF LEVERAGE.

We anticipate that we may in the future incur debt for financing our growth. Our ability to borrow funds will depend upon a number of factors, including the condition of the financial markets. The risk of loss in such circumstances is increased because we would be obligated to meet fixed payment obligations on specified dates regardless of our revenue. If we do not meet our debt service payments when due, we may sustain the loss of our equity investment in any of our assets securing such debt upon the foreclosure on such debt by a secured lender.

RISK RELATED TO THE OIL & GAS INDUSTRY

THE VOLATILITY OF NATURAL GAS AND OIL PRICES COULD HARM OUR BUSINESS.

Our future revenues, profitability and growth and the carrying value of the oil and gas properties depend to a large degree on prevailing oil and gas prices. Commercial lending sources are not currently available to us because of our lack of operating history or income. Our ability to borrow and to obtain additional equity funding on attractive terms also substantially depends upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply and demand for oil and gas, uncertainties within the market and a variety of other factors beyond our control. These factors include weather conditions in China, the condition of the Chinese economy, the activities of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. The prices for oil and natural gas production have varied substantially over time and may in the future decline, which would adversely affect us and consequently, our stockholders. Prices for oil and natural gas have been and are likely to remain extremely unstable.

WE MAY NOT BE ABLE TO SUCCESSFULLY COMPETE WITH RIVAL COMPANIES.

The energy industry is highly competitive in all its phases. Competition is particularly intense with respect to the acquisition of desirable producing properties, the acquisition of coalbed methane prospects suitable for enhanced production efforts, and the hiring of experienced personnel. Our competitors in coalbed methane acquisition, development, and production include major integrated oil and gas companies in addition to substantial independent energy companies. Many of these competitors possess and employ financial and personnel resources substantially greater than those that are available to us and may be able to pay more for desirable producing properties and prospects and to define, evaluate, bid for, and purchase a greater number of producing properties and prospects than we can. Our financial or personnel resources to generate revenues in the future will depend on our ability to select and acquire suitable producing properties and prospects in competition with these companies.

THE PRODUCTION AND PRODUCING LIFE OF WELLS IS UNCERTAIN AND PRODUCTION WILL DECLINE.

It is not possible to predict the life and production of any well. The actual lives could differ from those anticipated. Sufficient coalbed methane may not be produced for us to receive a profit or even to recover our initial investment. In addition, production from our CBM gas wells, if any, will decline over time, and does not indicate any consistent level of future production.

WE MAY SUFFER LOSSES OR INCUR LIABILITY FOR EVENTS FOR WHICH THE OPERATOR OF A PROPERTY OR WE HAVE CHOSEN NOT TO OBTAIN INSURANCE.

Our operations are subject to hazards and risks inherent in producing and transporting oil and natural gas, such as fires, natural disasters, explosions, pipeline ruptures, spills, and acts of terrorism, all of which can result in the loss of hydrocarbons, environmental pollution, personal injury claims and other damage to our properties and others. The occurrence of any of these events could result in the following:

-     Substantial losses due to injury and loss of life,

- Severe damage to and destruction of property, natural resources and equipment,

-     Pollution and other environmental damage,

-     Clean-up responsibilities, and

-     Regulatory investigation and penalties and suspension of operations.

As protection against operating hazards, we maintain insurance coverage against some, but not all, potential losses. In addition, we believe any operators of properties in which we have or may acquire an interest will maintain similar insurance coverage. The occurrence of an event that is not covered, or not fully covered, by insurance could have a material adverse effect on our business, financial condition and results of operations.

ENVIRONMENTAL HAZARDS AND LIABILITIES MAY ADVERSELY AFFECT US AND RESULT IN LIABILITY.

There are numerous natural hazards involved in the drilling of CBM wells, including unexpected or unusual formations, pressures, blowouts involving possible damages to property and third parties, surface damages, bodily injuries, damage to and loss of equipment, reservoir damage and loss of reserves. We could also be liable for environmental damages caused by previous property owners. As a result, substantial liabilities to third parties or governmental entities may be incurred which could have a material adverse effect on our financial condition and results of operations.

We maintain insurance coverage for our operations in amounts we deem appropriate, but we do not believe that insurance coverage for environmental damages that occur over time, or complete coverage for sudden and accidental environmental damages, is available at a reasonable cost. Accordingly, we may be subject to liability or may lose the privilege to continue exploration or production activities upon substantial portions of our properties if certain environmental damages occur. The insurance coverage we do maintain may also be insufficient. In that event, our assets would be utilized to pay personal injury and property damage claims and the costs of controlling blowouts or replacing destroyed equipment rather than for additional drilling activities.

WE FACE SUBSTANTIAL GOVERNMENTAL REGULATION AND ENVIRONMENTAL RISKS.

Our business is subject to various laws and regulations that may be changed from time to time in response to economic or political conditions. Matters subject to regulation include the following:

-     Discharge permits for drilling operations;

-     Drilling bonds;

-     Reports concerning operations;

-     The spacing of wells;

-     Unitization and pooling of properties;

-     Taxation; and

-     Environmental protection.

Regulatory agencies may also impose price controls and limitations on production by restricting the rate of flow of oil and gas wells below actual production capacity in order to conserve oil and gas.

WE ARE SUBJECT TO ENVIRONMENTAL REGULATION THAT CAN MATERIALLY ADVERSELY AFFECT THE TIMING AND COST OF OUR OPERATIONS.

Our exploration and proposed production activities are subject to certain laws and regulations relating to environmental quality and pollution control. Our operations in China are governed by production sharing contracts between CUCBM and us and the Shanxi Agreements. We are subject to the laws, decrees, regulations and standards on environmental protection and safety promulgated by the Chinese government. Various government laws and regulations concerning the discharge of incidental materials into the environment, the generation, storage, transportation and disposal of waste or otherwise relating to the protection of public health, natural resources, wildlife and the environment, affect our current exploration efforts and future development, processing and production operations and the costs related to them. This consists of obtaining environmental permits to conduct seismic acquisition, drilling or construction activities. Such regulations also typically include requirements to develop emergency response plans, waste management plans, environmental plans and spill contingency plans.

Existing environmental laws and regulations may be revised or new laws and regulations may be adopted or become applicable to us. Revised or additional laws and regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from insurance or our customers, could have a material adverse effect on our business, financial condition or results of operations.

RISKS RELATING TO OUR SECURITIES

THE SEC IS CURRENTLY INVESTIGATING WHETHER ANYONE HAS MANIPULATED THE PRICE OF OUR STOCK, PROFITED FROM SELLING STOCK AT ARTIFICIALLY HIGH PRICES AND FAILED TO FILE THE APPROPRIATE SEC OWNERSHIP FORMS.

In December 2003, we learned that we are the subject of an investigation by the SEC. We understand that the SEC may be investigating whether anyone has issued false or misleading statements in connection with purchases and sales of our common stock, whether anyone has profited from selling stock at artificially high prices due to the manipulative statements, and whether any individual or group has failed to file ownership reports with the SEC as required for 10% or more beneficial owners under Section 16 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, or failed to file ownership reports with the SEC as required for 5% or more beneficial owners under Section 13 of the Exchange Act. Management does not know of any acquisitions in excess of 5% of its outstanding shares, except for those described in previous filings with the SEC under Section 13 and Section 16 of the Exchange Act. We have supplied information to the SEC in response to their information requests, including, but not limited to, information on record ownership, stock transfers, sales of our securities and board of director and committee meetings, and we intend to continue to cooperate with their investigation. We do not know what the outcome of their investigation may be.

The Exchange Act and SEC rules require that a person or group of persons who acquire beneficial ownership of more than 5% of a class of equity securities that are registered under the Exchange Act must report their holdings in a
Schedule 13D within 10 days after they become 5% stockholders, and must thereafter report changes in their beneficial ownership of their securities. In addition, Section 16(a) of the Exchange Act generally requires that beneficial owners of more than 10% of a class of stock that is registered under the Exchange Act report changes in their holdings within 48 hours of an acquisition or disposition of securities.

If a person or group owns a large block of stock of a publicly traded company, particularly if that stock is not subject to restrictions on its purchase and sale on the open market, there is a risk that the person or group could sufficiently control the market for the stock to drive the stock's trading price up or down, and thereby the undisclosed control group could reap trading profits at the expense of other public investors. In addition, Schedule 13D requires owners of a control group of stock to disclose their intentions with respect to management or control of the company. If an undisclosed group owns or obtains control of a block of our stock sufficient to control our company, they could change the management and direction of our company in ways we cannot predict.

A SUBSTANTIAL AMOUNT OF OUR OUTSTANDING SECURITIES WILL HAVE RESALE RESTRICTIONS LIFTED UNDER RULE 144 WITHIN THE NEXT SIX MONTHS. WE CANNOT PREDICT THE EFFECT FUTURE SALES OF OUR COMMON STOCK WILL HAVE ON THE MARKET PRICE OF OUR COMMON STOCK.

On May 19, 2005, we had 77,449,910 shares of common stock outstanding, of which 41,600,421, or 55.0%, were subject to resale restrictions. Of the 41,600,421 restricted shares, 15,501,395 shares have been held in the name of the holder of record for more than two years and, presuming all other Rule 144 requirements have been met, are currently eligible to have resale restrictions lifted without limitation. Of the 41,600,421 restricted shares, 8,822,094 shares have been held for over one year and are eligible to have resale restriction lifted with limitation. Of the 41,600,421 restricted shares, 2,655,000 shares will become eligible to have resale restrictions lifted with limitation within the next six months by virtue of having been outstanding for more than one year. We have registered 2,425,000 shares of common stock and are registering 27,822,340 shares of common stock consisting of outstanding shares and shares underlying warrants and options on registration statements on Form S-2 of which this prospectus will form a part, which will not be subject to resale restrictions during the effectiveness of the registration statements.

We cannot predict the effect, if any, that future sales of our common stock will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock, such as the outstanding securities that will be available for resale in the coming months, or the perception that such sales could occur, may adversely affect prevailing market prices for our common stock.

WE DO NOT CURRENTLY INTEND TO PAY DIVIDENDS.

We currently intend to retain any profits to fund the development and growth of our business. As a result, we have not paid dividends on our common stock and our board of directors currently does not intend to declare dividends or make any other distributions in the foreseeable future. Consequently, it is uncertain when, if ever, we will declare dividends to our stockholders.

THE PRICE OF OUR COMMON STOCK COULD BE VOLATILE.

The market price of our common stock will likely fluctuate significantly in response to the following factors, some of which are beyond our control:

-     Variations in our quarterly operating results;

-     Changes in market valuations of oil and gas companies;

- Announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

-     Additions or departures of key personnel;

-     Future sales of our common stock;

- Stock market price and volume fluctuations attributable to inconsistent trading volume levels of our stock; and

-     Commencement of or involvement in litigation.

In addition, the trading volume of our common stock is relatively small, and the market for our stock may not be able to efficiently accommodate significant trades on any given day. As a result, sizable trades of our common stock may cause volatility in the market price of our common stock to a greater extent than in more actively traded securities. These broad fluctuations may adversely affect the market price of our common stock.

WE MAY ISSUE OUR CAPITAL STOCK WITHOUT THE CONSENT OF STOCKHOLDERS. THE ISSUANCE OF ANY ADDITIONAL EQUITY SECURITIES WOULD FURTHER DILUTE OUR STOCKHOLDERS.

Our board of directors has the authority, without further action by the stockholders, to issue up to 500.0 million shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. We also have 500.0 million shares of common stock authorized under our charter documents, of which 77.4 million shares are issued and outstanding as of May 19, 2005. The issuance of preferred stock could have the effect of restricting dividends on the common stock or delaying or preventing our change in control without further action by the stockholders. While we have no present plans to issue any shares of preferred stock, we may need to do so in the future in connection with capital raising transactions. In addition, we may issue additional shares of common stock in connection with fundraising activities. The issuance of additional common stock would also have a dilutive impact on our stockholders' ownership interest in our company.

                           FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21B of the Exchange Act. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. The words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect" and similar expressions, as they relate to us, are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions described in this prospectus.

Although we believe that the expectations reflected in these forward-looking statements are reasonable, there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected effects on our business or operations. Actual results could differ materially from those projected in such forward-looking statements. Factors that could cause actual results to differ materially from those projected in such forward-looking statements include: our lack of operating history; limited and potentially inadequate management of our cash resources; risk and uncertainties associated with exploration, development and production of coalbed methane; expropriation and other risks associated with foreign operations; matters affecting the energy industry generally; lack of availability of oil and gas field goods and services; environmental risks; drilling and production risks; changes in laws or regulations affecting our operations, as well as other risks described or incorporated by reference in this prospectus and subsequent filings with the Securities and Exchange Commission, or the SEC.

When you consider these forward-looking statements, you should keep in mind these risk factors and the other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made. All subsequent oral and written forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by these factors. We assume no obligation to update any of these statements.

                       WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished with the SEC pursuant to Section 13(a) or 15(d) of the Exchange Act can also be accessed free of charge by linking directly from our website at www.fareastenergy.com under the "Investor Relations -- SEC Filings" caption to the SEC's Edgar Database. These filings will be available as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information contained on our website is not part of this prospectus.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

For purposes of this prospectus, the SEC allows us to "incorporate by reference" certain information we have filed with the SEC, which means that we are disclosing important information to you by referring you to other information we have filed with the SEC. The information we incorporate by reference is considered part of this prospectus. We specifically are incorporating by reference the following documents filed with the SEC:

-     Our Annual Report on Form 10-K for the year ended December 31, 2004;

-     Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005;
      and

- Our Current Reports on Form 8-K dated January 4, 2005, January 6, 2005, January 19, 2005, January 21, 2005, February 7, 2005, March 17, 2005 and April 15, 2005.

We are delivering with this prospectus a copy of our Annual Report on Form 10-K and our Quarterly Report on Form 10-Q referred to above. We will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request, a copy of any or all documents that are incorporated by reference into this prospectus, but not delivered with the prospectus, other than exhibits to such documents unless such exhibits are specifically incorporated by reference into the documents that this prospectus incorporates. You should direct written requests to: Corporate Secretary, Far East Energy Corporation, 400 North Sam Houston Parkway East, Suite 205, Houston, Texas 77060, or you may call us at (832) 598-0470.

               UNAUDITED PRO FORMA CONDENSED FINANCIAL STATEMENTS

On February 2, 2005, we entered into a purchase and sale agreement, or the Purchase Agreement, for the sale of our oil and gas leasehold interests and other property interests in Montana. As a condition to the sale of our Montana properties, we acquired certain overriding royalty interests in adjoining acreage for $100,000, which were also sold under the terms of the Purchase Agreement. The transaction closed on February 2, 2005. At the closing, we received gross proceeds of $1,135,000 from the sale of the Montana properties (including the overriding royalty interests) described above. We will remain responsible for the payment of expenses and related accounts payable attributable to the Montana properties to the extent they relate to the time prior to February 2, 2005.

The accompanying unaudited pro forma statements of operations are based on our historical consolidated financial statements for the quarter ended March 31, 2005 and for the year ended December 31, 2004, adjusted for the effects of the sale of our Montana properties. The unaudited pro forma statements of operations are presented as if the disposition had occurred at the beginning of the relevant period. The unaudited pro forma financial statements should be read in conjunction with (a) the historical unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2005 incorporated by reference herein to this prospectus and (b) the historical audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 incorporated by reference herein to this prospectus. The unaudited pro forma financial statements should not be construed to be indicative of future results or results that actually would have occurred had the transaction occurred on the dates presented.

                           FAR EAST ENERGY CORPORATION
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          (A DEVELOPMENT STAGE COMPANY)
                      FOR THE QUARTER ENDED MARCH 31, 2005

                                                                              PRO FORMA
                                                             HISTORICAL       ADJUSTMENT    NOTES    AS ADJUSTED
                                                          ---------------   -------------   -----   --------------
Revenues                                                  $            --   $          --           $           --
                                                          ---------------   -------------           --------------
Operating expenses:
Geologic and engineering services                                   6,000          (1,000)   (a)             5,000
Exploration costs                                                 704,000              --                  704,000
Impairment loss                                                        --              --                       --
Other consulting and professional services                        283,000              --                  283,000
Compensation                                                      335,000              --                  355,000
Stock compensation                                                 97,000              --                   97,000
Travel                                                            104,000              --                  104,000
Legal and accounting                                              537,000              --                  537,000
General and administrative                                        211,000              --                  211,000
                                                          ---------------   -------------           --------------
Total operating expenses                                        2,277,000          (1,000)               2,776,000
Other Income                                                      (29,000)             --                  (29,000)
                                                          ---------------   -------------           --------------
Loss before income taxes                                       (2,248,000)          1,000               (2,247,000)
Income taxes                                                           --              --    (b)                --
                                                          ---------------   -------------           --------------
Net loss                                                  $    (2,248,000)  $       1,000           $   (2,247,000)
                                                          ===============   =============           ==============
Earnings per share -- basic and diluted                   $         (0.03)                          $        (0.03)
                                                          ===============                           ==============
Weighted average number of shares  - basic and diluted         77,306,716                               77,306,716
                                                          ===============                           ==============

-----------------
(a) To reflect the reduction in leasehold cost expense as a result of the sale of the Montana properties.

(b) To reflect income taxes related to income statement adjustments at various statutory tax rates averaging 30%, which is not our effective tax rate. Income tax effect is less than $1,000 and is rounded to zero.

                           FAR EAST ENERGY CORPORATION
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                          (A DEVELOPMENT STAGE COMPANY)
                      FOR THE YEAR ENDED DECEMBER 31, 2004

                                                                              PRO FORMA
                                                             HISTORICAL       ADJUSTMENT    NOTES     AS ADJUSTED
                                                          ---------------   -------------   -----   --------------
Revenues                                                  $            --   $          --           $           --
                                                          ---------------   -------------           --------------
Operating expenses:
Geologic and engineering                                          575,000        (278,000)   (a)           297,000
Exploration costs                                                 550,000              --                  550,000
Impairment loss                                                   450,000        (450,000)                      --
Other consulting and professional services                        788,000              --                  788,000
Compensation                                                    1,440,000              --                1,440,000
Stock compensation                                                583,000              --                  583,000
Travel                                                            608,000              --                  608,000
Legal and accounting                                            1,508,000              --                1,508,000
Amortization of contract rights                                    23,000              --                   23,000
General and administrative                                      1,487,000              --                1,487,000
                                                          ---------------   -------------           --------------
Total operating expenses                                        8,012,000        (728,000)               7,284,000
Other Income                                                       (8,000)             --                   (8,000)
                                                          ---------------   -------------           --------------
Loss before income taxes                                       (8,004,000)        728,000               (7,276,000)
Income taxes                                                           --        (218,000)   (b)          (218,000)
                                                          ---------------   -------------           --------------
Net loss                                                  $    (8,004,000)  $     510,000           $   (7,494,000)
                                                          ===============   =============           ==============
Earnings per share -- basic and diluted                   $         (0.13)                          $        (0.12)
                                                          ===============                           ==============
Weighted average number of shares  - basic and diluted         60,113,000                               60,113,000
                                                          ===============                           ==============

-----------
(a) To reflect the reduction in leasehold cost expense and impairment as a result of the sale of the Montana properties.

(b) To reflect income taxes related to income statement adjustments at various statutory tax rates averaging 30%, which is not our effective tax rate.

                                 USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders. We will receive proceeds upon any exercise of the Warrants and the Options. We may also receive proceeds upon any exercise of the Placement Agent Warrants. The Placement Agent Warrants may be exercised on a cash basis, a "net exercise" basis or combination thereof. We will receive $19,610,945 as gross proceeds if the Warrants are exercised in full, $385,000 as gross proceeds if the Options are exercised in full and $268,294 as gross proceeds if the Placement Agent Warrants are exercised in full on a cash basis. We will not receive any gross proceeds to the extent the Placement Agent Warrants are exercised on a "net exercise" basis. We expect to use the proceeds that we receive from any exercise of the Warrants, Options and Placement Agent Warrants for general corporate purposes, including working capital for our business.

Presently, the exercise prices of the Warrants, Options and many of the Placement Agent Warrants are above the trading price of our common stock. Accordingly, it is unlikely that these securities will be exercised unless the trading price of our common stock increases. Whether or not our common stock trades at a price above the exercise price of these securities, we cannot assure you that any of the Warrants, Options or Placement Agent Warrants.

                          DESCRIPTION OF CAPITAL STOCK

The below discussion of our capital stock, our Articles of Incorporation, our Amended and Restated Bylaws and Sections 78.7502 and 78.751 of the Nevada Revised Statutes is only a summary and is not complete. For more information regarding our Articles of Incorporation and our Amended and Restated Bylaws, please refer to these documents filed as exhibits to the registration statement of which this prospectus forms a part and which are incorporated herein by reference.

GENERAL

Our Articles of Incorporation, as amended, authorize the issuance of up to 500,000,000 shares of common stock, par value $0.001 per share, and up to 500,000,000 shares of preferred stock, par value $0.001 per share. As of May 19, 2005, 77,449,910 shares of common stock were issued and outstanding excluding 17,375,689 shares issuable upon exercise of warrants (including 9,145,838 shares issuable upon exercise of the Warrants and 238,377 shares issuable upon exercise of the Placement Agent Warrants) and 10,026,000 shares issuable upon exercise of outstanding options (including 100,000 shares issuable upon exercise of the Options). We have no shares of preferred stock issued and outstanding.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Corporate Stock Transfer, Inc. located at 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

COMMON STOCK

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Our directors are elected by a plurality. Holders of common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of our board of directors can elect all of the directors if they choose to do so. Unless our Articles of Incorporation, our Amended and Restated Bylaws, the Nevada Revised Statutes, any rules or regulations applicable to us or its securities or other applicable law provide for a different proportion, action by the stockholders entitled to vote on other matters will be approved by the stockholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Holders of common stock are entitled to receive proportionately any dividends that may be declared by our board of directors, subject to preferential dividend rights of outstanding preferred stock, if any. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to receive proportionately any of our assets remaining after the payment of liabilities and subject to the prior rights of outstanding preferred stock, if any. Holders of common stock have no preemptive, sinking fund, redemption or conversion rights.

PREFERRED STOCK

Our board of directors has the authority, without further action by the stockholders, to issue up to 500,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on common stock, diluting the voting power of common stock, impairing the liquidation rights of common stock or delaying or preventing our change in control without further action by the stockholders. The issuance of preferred stock could have the effect of restricting dividends on the common stock or delaying or preventing our change in control without further action by the stockholders. While we have no present plans to issue any shares of preferred stock, we may need to do so in the future in connection with capital raising transactions.

SPECIAL MEETINGS OF STOCKHOLDERS

Our Amended and Restated Bylaws provide that special meetings of stockholders may be called by the chairman of our board of directors or by our chief executive officer, if any, or if there is no chairman of the board of directors and no chief executive officer, then by our president. Stockholders have no right to request or call a special meeting.

NO ACTION WITHOUT A MEETING.

No action may be taken by the stockholders except at an annual or special meeting of stockholders called and noticed in the manner required by our Amended and Restated Bylaws. The stockholders may not take action by written consent.

REGISTRATION RIGHTS

In connection with private placements of our securities in 2004, we entered into a registration rights agreements with the selling stockholders. Under these registration rights agreements, we agreed to file with the SEC a registration statement on Form S-2 or another appropriate form under the Securities Act providing for the offering or resale of our common stock from time to time by the holders of shares sold in the private placements as well as shares issuable upon the exercise of the Warrants and Placement Agent Warrants. The registration statement of which this prospectus is a part is such a registration statement. This summary of the registration rights agreements is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreements filed as exhibits to the registration statement of which this prospectus is a part. The registration rights agreements require us to keep the registration statement effective for a specified period of time. Also, in connection with the issuance of the Options, we agreed to file with the SEC a registration statement on Form S-2 or another appropriate form under the Securities Act providing for the resale of the shares of our common stock issuable upon the exercise of the Options. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering.

                         SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of common stock in the public market could adversely affect the market price of our common stock. The number of shares available for future sale into the public markets is subject to legal and contractual restrictions, some of which are described below. The lapsing of these restrictions will permit sales of substantial amounts of our common stock in the public market or could create the perception that these sales could occur, which could adversely affect the market price for our common stock. These factors could also make it more difficult for us to raise funds through future offerings of common stock.

All of the shares sold in this offering will be, upon the effectiveness of this registration statement, freely tradable without restriction under the Securities Act, unless purchased by our "affiliates" as that term is defined in Rule 144. In addition, any shares previously sold by our stockholders pursuant to Rule 144 are freely tradable under the Securities Act, unless they were purchased by our affiliates. On May 19, 2005, we had 77,449,910 shares of common stock outstanding, of which 41,600,421, or 55.0%, were subject to resale restrictions. Of the 41,600,421 restricted shares, 15,501,395 shares have been held in the name of the holder of record for more than two years and, presuming all other Rule 144 requirements have been met, are currently eligible to have resale restrictions lifted without limitation. Of the 41,600,421 restricted shares, 8,822,094 shares have been held for over one year and are eligible to have resale restrictions lifted with limitation. Of the 41,600,421 restricted shares, 2,655,000 will become eligible to have resale restrictions lifted with limitation within the next six months by virtue of having been outstanding for more than one year. When resale is permitted for these restricted securities, any subsequent selling of these shares may result in downward pressure on the trading price of our stock. Restricted securities may be sold in the public market only if they are registered under the Securities Act or are sold pursuant to an exemption from registration under Rule 144 under the Securities Act, which is summarized below.

In general, under Rule 144 as currently in effect, any person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted securities for a period of at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed 1% of the then outstanding shares of common stock, which equaled 774,499 as of May 19, 2005. Sales under Rule 144 are also subject to provisions relating to notice, manner of sale, volume limitations and the availability of current public information about us.

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

                              SELLING STOCKHOLDERS

The selling stockholders may from time to time offer and sell pursuant to this prospectus any or all of the shares of common stock set forth below. When we refer to the "selling stockholders" in this prospectus, we mean those persons listed in the table below, as well as the permitted transferees, pledgees, donees, assignees, successors and others who later come to hold any of the selling stockholders' interests other than through a public sale.

The table below sets forth the name of each selling stockholder and the number of shares of common stock that each selling stockholder may offer pursuant to this prospectus. Except as noted below, none of the selling stockholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

Based on the information provided to us by the selling stockholders, assuming that the selling stockholders sell all of shares of common stock owned by them that have been registered by us and do not acquire any additional shares of common stock, each selling stockholder will not own any shares of common stock other than the shares appearing in the column entitled "Beneficial ownership after offering." We cannot advise you as to whether the selling stockholders will in fact sell any or all of such shares of common stock. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the shares of common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth in the table below:

                                                                                    COMMON STOCK
                                                                                       BEING
                                                  BENEFICIAL OWNERSHIP PRIOR TO       OFFERED
                                                            OFFERING(1)           PURSUANT TO THIS  BENEFICIAL OWNERSHIP AFTER
                                                  ------------------------------     PROSPECTUS           OFFERING(1)(2)
                                                                                      (MAXIMUM      ---------------------------
                    SELLING                                        PERCENTAGE OF    NUMBER THAT                   PERCENTAGE OF
                  STOCKHOLDER                         SHARES          CLASS(3)      MAY BE SOLD)       SHARES        CLASS(3)
-----------------------------------------------   ---------------  -------------  ----------------  ------------  -------------
Aton Ventures Fund Ltd.                              500,000 (4)          *             250,000          250,000        *
Baker Steel Capital Managers LLP                     650,000 (5)          *             325,000          325,000        *
Robin Jonathan Gibbs Fox                              71,875 (6)          *              51,875           20,000        *
GAM Asian Hedge Investments Inc.                     500,000 (7)          *             250,000          250,000        *
Alfredo Paulo Lobo                                   187,500 (8)          *             125,000           62,500        *
Dreyfus Premier Greater China Fund                 1,875,000 (9)        2.4%          1,250,000          625,000        *
Barbara Hofer                                         20,000 (10)         *              10,000           10,000        *
P&C Global Gold & Natural Resources Fund             350,000 (11)         *             175,000          175,000        *
Francoise & Benoit Valleaux                           20,000 (12)         *              10,000           10,000        *
Markus Weidmann                                       20,000 (13)         *              10,000           10,000        *
RAB Europe Fund Ltd.                                 950,500 (14)       1.2%            950,500               --       --
RAB Special Situations (Master) Fund Limited       4,125,000 (15)       5.2%          4,125,000               --       --
Roytor & Co.                                         130,000 (16)         *             130,000               --       --
James Palmer                                          70,000 (17)         *              70,000               --       --
Sofaer Capital Global Hedge Fund                  19,518,750 (18)      23.2%          5,625,000          300,000        *
Sofaer Capital Asian Hedge Fund                   19,518,750 (18)      23.2%          1,875,000          300,000        *
Passlake Limited                                  19,218,750 (18)      22.9%            468,750               --       --
Restructuring Investors Limited                   19,368,750 (18)      23.1%          3,750,000          150,000        *
Persistency                                       19,218,750 (18)      22.9%          7,500,000               --       --
Jack Rutherford                                      187,500 (19)         *             187,500               --       --
Lawrence Chimerine                                    46,875 (20)         *              46,875               --       --
James L. and Kathleen C. Kubik                       309,375 (21)         *             309,375               --       --
Lucas Energy Total Return Partners, L.P.             375,000 (22)         *             375,000               --       --
Lucas Energy Total Return Master Fund, L.P.          375,000 (22)         *             375,000               --       --
Steven M. Bathgate IRA                                93,750 (23)         *              93,750               --       --
Merlin Bingham                                        46,875 (24)         *              46,875               --       --
James Jaqua                                           46,875 (25)         *              46,875               --       --
Bernd Lutz                                            56,250 (26)         *              56,250               --       --
William J. Ritger                                    375,000 (27)         *             375,000               --       --
Panurgy Limited A/C Colonial Securities
   Hong Kong Fund                                     51,000 (28)         *              51,000               --       --
Panurgy Limited A/C Clients                          195,900 (29)         *             195,900               --       --
Incyte Pathology                                      23,438 (30)         *              23,438               --       --
Perritt Emerging Opportunities Fund                  300,000 (31)         *             300,000               --       --
Mary Kathleen Ketterer                                35,000 (32)         *              25,000           10,000        *
CTA Public Relations, Inc.                           100,000 (33)         *             100,000               --       --
All other holders of common stock being
registered under this registration statement or
future transferees, pledgees, donees or
successors of any such holder                        450,000 (34)         *             450,000               --       --
            TOTAL                                                                    30,008,963

*   Less than 1%.

(1) Includes shares of our common stock underlying warrants or stock options exercisable within 60 days of May 19, 2005.

(2) Assumes that each named selling stockholder sells all of the common stock it holds covered by this prospectus and neither acquires nor disposes of any other shares of common stock, or right to purchase other shares of common stock subsequent to the date as of which we obtained information regarding its holdings. Because the selling stockholders are not obligated to sell all or any portion of the common stock shown as offered by them, we cannot estimate the actual number of shares of common stock (or actual percentage of the class) that will be held by any selling stockholder upon completion of the offering.

(3) Calculated based on Rule 13d-3(d)(i) of the Exchange Act, using 77,449,910 shares of common stock outstanding as of May 19, 2005. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of any options or warrants to purchase shares of common stock held by the selling stockholder; however, we did not assume exercise of any other holders options or warrants.

(4) Includes 250,000 shares of common stock issuable upon the exercise of warrants. Dr. Werner Keicher has sole investment and voting power over the shares.

(5) Includes 325,000 shares of common stock issuable upon the exercise of warrants. Tino Isnardi, Manager of Baker Steel Capital Managers LLP, Genus Natural Resources Master Fund, has sole investment and voting power over the shares.

(6) Includes 30,625 shares of common stock issuable upon the exercise of warrants.

(7) Includes 250,000 shares of common stock issuable upon the exercise of warrants. Gerlach & Co. is the registered holder of the shares. John Piers Mytton, Director of GAM Hong Kong Limited, has sole investment and voting power over the shares.

(8) Includes 62,500 shares of common stock issuable upon the exercise of warrants.

(9) Includes 625,000 shares of common stock issuable upon the exercise of warrants. Robert Svanga, Assistant Treasurer to Dreyfus Premier Greater China Fund, has sole investment and voting power over the shares.

(10) Includes 10,000 shares of common stock issuable upon the exercise of warrants.

(11) Includes 175,000 shares of common stock issuable upon the exercise of warrants. Iain Little, Managing Director of P&C Global Gold & Natural Resources Fund Ltd., has sole investment and voting power over the shares.

(12) Includes 10,000 shares of common stock issuable upon the exercise of warrants.

(13) Includes 10,000 shares of common stock issuable upon the exercise of warrants.

(14) William Philip Richards and Michael Alen-Buckley have shared investment and voting power over the shares.

(15) Includes 1,937,500 shares of common stock issuable upon the exercise of warrants. William Philip Richards and Michael Alen-Buckley have shared investment and voting power over the shares.

(16) Includes 48,750 shares of common stock issuable upon the exercise of warrants. William Philip Richards has sole investment and voting power over the shares.

(17) Includes 26,250 shares of common stock issuable upon the exercise of warrants.

(18) Includes 6,406,250 shares of common stock issuable upon the exercise of warrants. Sofaer Capital Asian Hedge Fund, Sofaer Capital Global Hedge Fund, Restructuring Investors Limited, Passlake Limited and Persistency have shared voting power with respect to 19,218,750 shares of common stock. Also, the number of shares beneficially owned by Sofaer Capital Asian Hedge Fund and Sofaer Capital Global Hedge Fund, includes 300,000 shares of common stock issuable pursuant to warrants that are currently exercisable that are held by an affiliate, Sofaer Capital, Inc. Sofaer Capital Asian Hedge Fund, Sofaer Global Hedge Fund and Sofaer Capital, Inc. have shared investment power with respect to 7,800,000 shares of common stock; Caledonian Bank and Trust Limited has investment and voting power over these shares. The number of shares beneficially owned by Restructuring Investors Limited includes 150,000 shares of common stock that Restructuring Investors Limited may purchase pursuant to warrants that are currently exercisable. Restructuring Investors Limited has sole investment power with respect to 3,900,000 shares of common stock; Dr. Klaus Bledermann, Marlo Staggl, Brian Padgett and Leonard O'Brien share investment and voting power over Restructuring Investors Limited's shares. Passlake Limited has sole investment power with respect to 468,750 shares of common stock; Constantine G. Papadimitriou and Greg McIntosh share investment and voting power over Passlake Limited's shares. Persistency has sole investment power with respect to 7,500,000 shares of common stock; Andrew Morris has investment and voting power over Persistency's shares.

(19) Includes 62,500 shares of common stock issuable upon the exercise of warrants.

(20) Includes 15,625 shares of common stock issuable upon the exercise of warrants.

(21) Includes 103,125 shares of common stock issuable upon the exercise of warrants. Selling stockholder is an affiliate of a broker-dealer, purchased the common stock in the ordinary course of business and, at the time of purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

(22) Includes 62,500 shares of common stock issuable upon the exercise of warrants. George B. Lucas, Jr. and Russell Lucas have shared investment and voting power over the shares.

(23) Includes 31,250 shares of common stock issuable upon the exercise of warrants. Steven M. Bathgate has sole investment and voting power over the shares. Selling stockholder is an affiliate of a broker-dealer, purchased the common stock in the ordinary course of business and, at the time of purchase, did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

(24) Includes 15,625 shares of common stock issuable upon the exercise of warrants.

(25) Includes 15,625 shares of common stock issuable upon the exercise of warrants.

(26) Includes 18,750 shares of common stock issuable upon the exercise of warrants. The selling stockholder identified himself as a registered broker-dealer and, accordingly, this selling stockholder may be deemed to be an underwriter. See "Plan of Distribution." The selling stockholder also identified that he is an affiliate of a broker-dealer, that he purchased the common stock in the ordinary course of business and, at the time of purchase, he did not have any agreement or understanding, directly or indirectly, with any person to distribute the shares.

(27) Includes 125,000 shares of common stock issuable upon the exercise of warrants.

(28) Includes 8,500 shares of common stock issuable upon the exercise of warrants. Mary Richardson has sole investment and voting power over the shares.

(29) Includes 32,650 shares of common stock issuable upon the exercise of warrants. Mary Richardson has sole investment and voting power over the shares.

(30) Includes 7,813 shares of common stock issuable upon the exercise of warrants. Felix Martinez, Jr. has sole investment and voting power over the shares.

(31) Includes 50,000 shares of common stock issuable upon the exercise of warrants. Michael Corbett and Robert Laatz have shared investment and voting power over the shares.

(32) Includes 15,000 shares of common stock issuable upon the exercise of warrants.

(33) Includes 100,000 shares of common stock issuable upon the exercise of options. Carl Thompson, Chief Executive Officer of CTA Public Relations, Inc., has sole investment and voting power over the shares.

(34) Only those selling stockholders specifically identified above may sell their shares pursuant to this prospectus. Information concerning other selling stockholders will be set forth in amendments to the registration statement of which this prospectus forms a part or supplements to this prospectus from time to time, if and when required.

In addition to the shares offered above by the selling stockholders, this prospectus also covers our offering of up to 238,377 shares of common stock issuable upon the exercise of Placement Agent Warrants.

                              PLAN OF DISTRIBUTION

The selling stockholders, or their pledgees, donees, transferees, or any of their successors in interest selling shares received from a named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus (all of whom may be selling stockholders), may sell the shares of common stock offered by this prospectus from time to time on any stock exchange or automated interdealer quotation system on which the shares of common stock are listed or quoted at the time of sale, in the over-the-counter market, in privately negotiated transactions or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at prices otherwise negotiated. The selling stockholders may sell the shares of common stock by one or more of the following methods, without limitation:

- block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;

- purchases by a broker or dealer as principal and resale by the broker or dealer for its own account pursuant to this prospectus;

- an exchange distribution in accordance with the rules of any stock exchange on which the shares of common stock are listed;

- ordinary brokerage transactions and transactions in which the broker solicits purchases;

-   privately negotiated transactions;

-   short sales;

- through the writing of options on the shares of common stock, whether or not the options are listed on an options exchange;

- through the distribution of the shares of common stock by any selling stockholder to its partners, members or stockholders;

- one or more underwritten offerings on a firm commitment or best efforts basis; and

-   any combination of any of these methods of sale.

These transactions may include crosses, which are transactions in which the same broker acts as an agent on both sides of the trade. The selling stockholders may also transfer the shares of common stock by gift. We do not know of any arrangements by the selling stockholders for the sale of any of the shares of common stock.

The selling stockholders may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the shares of common stock. These brokers, dealers or underwriters may act as principals, or as an agent of a selling stockholder. Broker-dealers may agree with a selling stockholder to sell a specified number of the shares at a stipulated price per share. If the broker-dealer is unable to sell shares of common stock acting as agent for a selling stockholder, it may purchase as principal any unsold shares at the stipulated price. Broker-dealers who acquire shares of common stock as principals may thereafter resell the shares from time to time in transactions in any stock exchange or automated interdealer quotation system on which the shares of common stock are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. The selling stockholders may also sell the shares of common stock in accordance with Rule 144 under the Securities Act, rather than pursuant to this prospectus. In order to comply with the securities laws of some states, if applicable, the shares of common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.

From time to time, one or more of the selling stockholders may pledge, hypothecate or grant a security interest in some or all of the shares owned by them. The pledgees, secured parties or persons to whom the shares have been hypothecated will, upon foreclosure in the event of default, be deemed to be selling stockholders. The number of a selling stockholder's shares offered under this prospectus will decrease as and when it takes such actions. The plan of distribution for that selling stockholder's shares will otherwise remain unchanged. In addition, a selling stockholder may, from time to time, sell the shares short, and, in those instances, this prospectus may be delivered in connection with the short sales and the shares offered under this prospectus may be used to cover short sales.

To the extent required under the Securities Act, the aggregate amount of selling stockholders' shares being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters, any applicable commission and other material facts with respect to a particular offer will be set forth in an accompanying prospectus supplement or a post-effective amendment to the registration statement of which this prospectus is a part, as appropriate. Any underwriters, dealers, brokers or agents participating in the distribution of the shares of common stock may receive compensation in the form of underwriting discounts, concessions, commissions or fees from a selling stockholder and/or purchasers of selling stockholders' shares, for whom they may act (which compensation as to a particular broker-dealer might be less than or in excess of customary commissions). Neither we nor any selling stockholder can presently estimate the amount of any such compensation.

The selling stockholders and any underwriters, brokers, dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions. If a selling stockholder is deemed to be an underwriter, the selling stockholder may be subject to certain statutory liabilities including, but not limited to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. Selling stockholders who are deemed underwriters within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The SEC staff is of a view that selling stockholders who are registered broker-dealers or affiliates of registered broker-dealers may be underwriters under the Securities Act. We will not pay any compensation or give any discounts or commissions to any underwriter in connection with the securities being offered by this prospectus.

A selling stockholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the shares of common stock in the course of hedging the positions they assume with that selling stockholder, including, without limitation, in connection with distributions of the shares of common stock by those broker-dealers. A selling stockholder may enter into option or other transactions with broker-dealers, who may then resell or otherwise transfer those shares of common stock. A selling stockholder may also loan or pledge the shares of common stock offered hereby to a broker-dealer and the broker-dealer may sell the shares of common stock offered by this prospectus so loaned or upon a default may sell or otherwise transfer the pledged shares of common stock offered by this prospectus.

The selling stockholders and other persons participating in the sale or distribution of the shares of common stock will be subject to applicable provisions of the Exchange Act, and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other person. The anti-manipulation rules under the Exchange Act may apply to sales of shares of common stock in the market and to the activities of the selling stockholders and their affiliates. Regulation M may restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the particular shares of common stock being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We have agreed to indemnify the selling stockholders and any brokers, dealers and agents who may be deemed to be underwriters, if any, of the shares of common stock offered by this prospectus, against specified liabilities, including liabilities under the Securities Act. The selling stockholders have agreed to indemnify us against specified liabilities, including liabilities under the Securities Act.

The shares of common stock offered by this prospectus were originally issued to the selling stockholders pursuant to an exemption from the registration requirements of the Securities Act, as amended. We agreed to register the shares of common stock under the Securities Act, and to keep the registration statement of which this prospectus is a part effective for a specified period of time. We have agreed to pay the expenses incident to the registration of the shares of common stock in connection with this offering.

We will not receive any proceeds from sales of any shares of common stock by the selling stockholders. We may receive proceeds upon the exercise of the Warrants, Options and Placement Agent Warrants. Some of the holders of the Placement Agent Warrants may exercise such warrants without paying the exercise price in cash but rather with shares underlying such warrants. Any net proceeds that we receive from any exercise of the Warrants, Options and Placement Agent Warrants will be used for general corporate purposes, including working capital for our business.

We cannot assure you that the selling stockholders will sell all or any portion of the shares of common stock offered by this prospectus. In addition, we cannot assure you that a selling stockholder will not transfer the shares of our common stock by other means not described in this prospectus. We do not intend to use any forms of prospectus other than print.

                                  LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus has been passed upon for us by Kummer Kaempfer Bonner & Renshaw, Las Vegas, Nevada and Woltjen Law Firm, Dallas, Texas.

                                     EXPERTS

Our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2004 and incorporated by reference in this prospectus have been audited by our independent registered public accounting firm, Payne Falkner Smith & Jones, P.C., as set forth in their reports therein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

================================================================================

                                30,247,340 Shares

                           Far East Energy Corporation

                                  COMMON STOCK

                       [FAR EAST ENERGY CORPORATION LOGO]

                           -- PARTNERS IN CLEAN ENERGY

                              --------------------

                                   PROSPECTUS

                                     , 2005

                              --------------------

================================================================================

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the costs and expenses payable by the company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee....................       $     4,308
Printing and engraving costs............       $    20,000
Legal fees and expenses.................       $    38,000
Accounting fees and expenses............       $     5,000
                                               -----------
Total...................................       $    67,308

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Article XI of our Articles of Incorporation limits the liability of our directors and officers. It provides that a director or officer of the company will not be personally liable to the company or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (a) for any breach of the director's or officer's duty of loyalty to the company or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (c) for any transaction from which the director or officer derived any improper personal benefit. It also provides that any repeal or modification of the foregoing provision will be prospective only, and will not adversely affect any limitation on the personal liability of a director or officer existing at the time of such repeal or modification.

Nevada Revised Statutes Section 78.138 currently provides that a director or officer will not be individually liable unless it is proven that (a) the director's or officer's acts or failure to act constituted a breach of his or her fiduciary duties as a director or officer and (b) such breach involved intentional misconduct, fraud or a knowing violation of the law. To the extent that Article XI of our Articles of Incorporation would be deemed to be inconsistent with Section 78.138, the provisions of such statute should control.

Additionally, Nevada Revised Statutes Sections 78.7502 and 78.751 permits us to indemnify our directors and officers as follows:

1. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he (a) is not liable pursuant to Section 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person is liable pursuant to Section
78.138 or did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, or that, with respect to any criminal action or proceeding, he had reasonable cause to believe that his conduct was unlawful.

2. A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses, including amounts paid in settlement and attorneys' fees actually and reasonably incurred by him in connection with the defense or settlement of the action or suit if he (a) is not liable pursuant to 78.138 of the Nevada Revised Statutes or (b) acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines, upon application, that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections 1 and 2 above, or in defense of any claim, issue or matter herein, he must be indemnified by the corporation against expenses, including attorneys' fees, actually and reasonably incurred by him in connection with the defense.

4. Any discretionary indemnification under subsections 1 and 2 above, unless ordered by a court or advanced pursuant to subsection 5 below, may be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made:

      (a)   By the stockholders;

      (b) By the board of directors by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding;

      (c) If a majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding so orders, by independent legal counsel in a written opinion; or

      (d) If a quorum consisting of directors who were not parties to the act, suit or proceeding cannot be obtained, by independent legal counsel in a written opinion.

5. The articles of incorporation, the bylaws or an agreement made by the corporation may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the corporation as they are incurred and in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he is not entitled to be indemnified by the corporation. The provisions of this subsection do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

6. The indemnification and advancement of expenses authorized in or ordered by a court pursuant to Nevada Revised Statutes Section 78.7502 and Section 78.751:

      (a) Does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, for either an action in his official capacity or an action in another capacity while holding his office, except that indemnification, unless ordered by a court pursuant to subsection 1 or 2 above or for the advancement of expenses made pursuant to subsection 5 above, may not be made to or on behalf of any director or officer if a final adjudication establishes that his acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and

      (b) Continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person.

Our Amended and Restated Bylaws provide for mandatory indemnification of directors and officers generally consistent with the foregoing provisions of the Nevada Revised Statutes. In addition, we have entered into agreements with our chief executive officer and chief financial officer, which provide for indemnification to the fullest extent allowed by applicable law. We may purchase and maintain insurance on behalf of our directors, officers, employees and agents for any liability asserted against such persons and liability or expenses incurred by such persons in their capacity as a director, officer, employee or agent, or arising out of status as such, whether or not the company has the authority to indemnify such persons against such liability and expenses.

ITEM 16. EXHIBITS

A list of exhibits filed or furnished with this registration statement on Form S-2 (or incorporated by reference to exhibits previously filed or furnished by us) is provided in the Exhibit Index of this registration statement. Those exhibits filed herewith are indicated as such in the Exhibit Index, and those exhibits incorporated by reference herein are indicated as such by the information supplied in the parenthetical thereafter.

ITEM 17. UNDERTAKINGS

(a) The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) ( Section 230.424(b) of this chapter) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for our directors, officers and controlling persons pursuant to our Articles of Incorporation or Amended and Restated Bylaws, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer, or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirement of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on May 25, 2005.

                                         FAR EAST ENERGY CORPORATION

                                         By: /s/ Michael R. McElwrath
                                             -----------------------------------
                                             Michael R. McElwrath
                                             Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael R. McElwrath and Bruce N. Huff and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-and post-effective amendments) to this registration statement and any additional registration statement pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

              SIGNATURE                                             TITLE                                DATE
------------------------------------------      -----------------------------------------------      ------------
/s/ Michael R. McElwrath                        Chief Executive Officer, President and Director      May 24, 2005
------------------------------------------
Michael R. McElwrath                            (Principal Executive Officer)

/s/ Bruce N. Huff                               Chief Financial Officer                              May 24, 2005
------------------------------------------
Bruce N. Huff                                   (Principal Financial Officer)

/s/ John C. Mihm                                Chairman of the Board                                May 24, 2005
------------------------------------------
John C. Mihm

/s/ Thomas E. Williams                          Director                                             May 24, 2005
------------------------------------------
Thomas E. Williams

/s/ Thomas Cavanagh                             Director                                             May 24, 2005
------------------------------------------
Thomas Cavanagh

/s/ Donald A. Juckett                           Director                                             May 24, 2005
------------------------------------------
Donald A. Juckett

/s/ Randall D. Keys                             Director                                             May 24, 2005
------------------------------------------
Randall D. Keys

/s/ Tim Whyte                                   Director                                             May 24, 2005
------------------------------------------
Tim Whyte

                                  EXHIBIT INDEX

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
4.1            Articles of Incorporation of the Company, as amended (filed as
               Exhibit 3.1 to the Company's Annual Report on Form 10-K for the
               year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

4.2 Amended and Restated Bylaws of the Company (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed on March 17,
               2005, and incorporated herein by reference).

4.3            Specimen stock certificate (filed as Exhibit 4.5 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

5.1            Opinion of Woltjen Law Firm (filed as Exhibit 5.1 to the
               Company's Pre-Effective Amendment No. 3 to Registration Statement on Form S-2 (Registration No. 333-117635) filed on February 11,
               2005 and incorporated herein by reference).

5.2*           Opinion of Kummer Kaempfer Bonner & Renshaw.

10.1           Amended and Restated Employment Agreement, dated December 23,
               2004, by and between the Company and Michael R. McElwrath (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 28, 2004, and incorporated herein by reference).

10.2           Amended and Restated Employment Agreement, dated December 23,
               2004, by and between the Company and Bruce N. Huff (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed on
               December 28, 2004, and incorporated herein by reference).

10.3           Employment Agreement, dated February 1, 2004, by and between the
               Company and Garry R. Ward (filed as Exhibit 10.3 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.4           Employment Agreement, dated November 1, 2003, by and between the
               Company and Zhendong "Alex" Yang (filed as Exhibit 10.4 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.5           Amended and Restated Nonqualified Stock Option Agreement, dated
               December 23, 2004, by and between the Company and Michael R.
               McElwrath (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed on December 28, 2004, and incorporated herein by reference).

10.6           Amended and Restated Nonqualified Stock Option Agreement, dated
               December 23, 2004, by and between the Company and Michael R.
               McElwrath (filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed on December 28, 2004, and incorporated herein by reference).

10.7           Amended and Restated Nonqualified Stock Option Agreement, dated
               December 23, 2004, by and between the Company and Bruce N. Huff
               (filed as Exhibit 10.5 to the Company's Current Report on Form
               8-K filed on December 28, 2004, and incorporated herein by reference).

10.8 Nonqualified Stock Option Agreement, dated December 23, 2004, by and between the Company and Michael R. McElwrath (filed as Exhibit 10.6 to the Company's Current Report on Form 8-K filed on
               December 28, 2004, and incorporated herein by reference).

10.9 Nonqualified Stock Option Agreement, dated December 23, 2004, by and between the Company and Bruce N. Huff (filed as Exhibit 10.7 to the Company's Current Report on Form 8-K filed on December 28,
               2004, and incorporated herein by reference).

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.10          Nonqualified Stock Option Agreement, dated December 23, 2004, by and between the Company and Tun Aye Sai (filed as Exhibit 10.8 to the Company's Current Report on Form 8-K filed on December 28,
               2004, and incorporated herein by reference).

10.11 Nonqualified Stock Option Agreement, dated December 23, 2004, by and between the Company and Garry Ward (filed as Exhibit 10.9 to the Company's Current Report on Form 8-K filed on December 28,
               2004, and incorporated herein by reference).

10.12          Stock Option Agreement, dated May 18, 2004, by and between the
               Company and Thomas Cavanagh (filed as Exhibit 10.12 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.13          Stock Option Agreement, dated May 18, 2004, by and between the
               Company and Donald Juckett (filed as Exhibit 10.13 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.14          Stock Option Agreement, dated June 18, 2004, by and between the
               Company and Randall D. Keys (filed as Exhibit 10.14 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.15          Stock Option Agreement, dated May 24, 2004, by and between the
               Company and John C. Mihm (filed as Exhibit 10.15 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.16 Stock Option Agreement, dated February 24, 2004, by and between the Company and Thomas Williams (filed as Exhibit 10.16 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.17 Stock Option Agreement, dated February 1, 2004, by and between the Company and Garry Ward (filed as Exhibit 10.17 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.18 Stock Option Agreement, dated January 29, 2002, by and between the Company and Tun Aye Sai (filed as Exhibit 10.18 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.19 Stock Option Agreement, dated December 1, 2003, by and between the Company and Zhendong 'Alex' Yang (filed as Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended
               December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.20          Production Sharing Contract for Exploitation of Coalbed Methane
               Resources in Enhong and Laochang, Yunnan Province, the People's
               Republic of China, dated January 25, 2002, by and between China
               United Coalbed Methane Corp. Ltd. and the Company (filed as
               Exhibit 2(i) to the Company's Current Report on Form 8-K filed on
               February 11, 2002, and incorporated herein by reference).

10.21          Production Sharing Contract for Exploitation of Coalbed Methane
               Resources for the Qinnan Area in Shanxi Province, Qinshui Basin, the People's Republic of China, dated April 16, 2002, by and between China United Coalbed Methane Corporation Ltd. and
               Phillips China Inc. (filed as Exhibit 10.21 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.22          Approval Certificate from the Ministry of Foreign Trade and
               Economic Cooperation dated December 30, 2002 (filed as Exhibit
               2(i) to the Company's Current Report on Form 8-K filed on January
               13, 2003, and incorporated herein by reference).

10.23          Memorandum of Understanding, dated March 18, 2003, by and between
               Phillips China Inc. and the Company (filed as Exhibit 10.1 to the
               Company's Amendment No. 1 to its Quarterly Report on Form
               10-QSB/A for the quarter ended June 30, 2003, which was filed on December 24, 2003, and incorporated herein by reference).

10.24 Farmout Agreement -- Qinnan PSC, dated June 17, 2003, by and between Phillips China Inc. and the Company (filed as Exhibit
               10.2 to the Company's Amendment No. 1 to its Quarterly Report on
               Form 10-QSB/A for the quarter ended June 30, 2003, which was filed on December 24, 2003, and incorporated herein by reference).

10.25 Assignment Agreement -- Qinnan PSC, dated June 17, 2003, by and between Phillips China Inc. and the Company (filed as Exhibit
               10.4 to the Company's Amendment No. 1 to its Quarterly Report on
               Form 10-QSB/A for the quarter ended June 30, 2003, which was filed on December 24, 2003, and incorporated herein by reference).

10.26          First Amendment to Farmout Agreement -- Qinnan PSC, dated
               December 15, 2003, by and between Phillips China Inc. and the
               Company (filed as Exhibit 10.26 to the Company's Annual Report on
               Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.27          Second Amendment to Farmout Agreement -- Qinnan PSC, dated
               December 17, 2004, by and between Phillips China Inc. and the
               Company (filed as Exhibit 10.01 to the Company's Current Report on Form 8-K filed on December 23, 2004, and incorporated herein by reference).

10.28 Farmout Agreement -- Shouyang PSC, dated June 17, 2003, by and between Phillips China Inc. and the Company (filed as Exhibit
               10.3 to the Company's Amendment No. 1 to its Quarterly Report on
               Form 10-QSB/A for the quarter ended June 30, 2003, which was filed on December 24, 2003, and incorporated herein by reference).

10.29 Assignment Agreement -- Shouyang PSC, dated June 17, 2003, by and between Phillips China Inc. and the Company (filed as Exhibit
               10.5 to the Company's Amendment No. 1 to its Quarterly Report on
               Form 10-QSB/A for the quarter ended June 30, 2003, which was filed on December 24, 2003, and incorporated herein by reference).

10.30          First Amendment to Farmout Agreement -- Shouyang PSC, dated
               December 15, 2003, by and between Phillips China Inc. and the
               Company (filed as Exhibit 10.30 to the Company's Annual Report on
               Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.31          Second Amendment to Farmout Agreement -- Shouyang PSC, dated
               December 17, 2004, by and between Phillips China Inc. and the
               Company (filed as Exhibit 10.02 to the Company's Current Report on Form 8-K filed on December 23, 2004, and incorporated herein by reference).

10.32 Amended and Restated Escrow Agreement, dated January 19, 2005, by and among the Company, Phillips China, Inc. and J.P. Morgan Trust
               Company, N.A. (filed as Exhibit 10.01 to the Company's Current
               Report on Form 8-K filed on January 21, 2005, and incorporated herein by reference).

EXHIBIT
NUMBER         DESCRIPTION
-------        -----------
10.33          Settlement Agreement, dated December 31, 2004, by and between
               Jawaharlal Gondi, The Arthi Trust and the Company (filed as
               Exhibit 10.1 to the Company's Current Report on Form 8-K filed on
               January 4, 2005, and incorporated herein by reference).

10.34 Stock Subscription Agreement, dated December 21, 2004, by and between Sofaer Capital Global Fund, Sofaer Capital Asian Fund,
               Restructuring Investors Limited, Persistency, and Passlake
               Limited, Tim Whyte and the Company (filed as Exhibit 10.34 to the
               Company's Annual Report on Form 10-K for the year ended December
               31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.35 Registration Rights Agreement, dated December 21, 2004, by and among Sofaer Capital Global Fund, Sofaer Capital Asian Fund,
               Restructuring Investors Limited, Persistency, Passlake Limited and the Company (filed as Exhibit 10.35 to the Company's Annual
               Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.36 Registration Rights Agreement, dated December 31, 2004, by and among Bathgate Capital Partners LLC and the Company (filed as
               Exhibit 10.36 to the Company's Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.37 Registration Rights Agreement, dated December 1, 2004, by and among RAB Europe Fund Ltd., RAB Special Situations, L.P., Roytor
               & Co., James Palmer and the Company (filed as Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended
               December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

10.38 Purchase and Sale Agreement, dated February 2, 2005, by and between Newark Valley Oil & Gas, Inc., a wholly-owned subsidiary of the Company, and Zier & Associates, Ltd. (filed as Exhibit
               10.1 to the Company's Current Report on Form 8-K filed on
               February 7, 2005, and incorporated herein by reference).

10.39          Production Sharing Contract for Exploitation of Coalbed Methane
               Resources for the Shouyang Area in Shanxi Province, Qinshui
               Basin, the People's Republic of China, dated April 16, 2002, by and between China United Coalbed Methane Corporation Ltd. and
               Phillips China Inc. (filed as Exhibit 10.39 to the Company's
               Annual Report on Form 10-K for the year ended December 31, 2004, which was filed on March 15, 2005, and incorporated herein by reference).

13.1           Company's Quarterly Report on Form 10-Q for the quarter ended
               March 31, 2005, filed with the Securities and Exchange Commission on May 6, 2005 (incorporated herein by reference).

23.1*          Consent of Payne, Falkner, Smith & Jones, P.C.

23.2           Consent of Woltjen Law Firm (filed as Exhibit 5.1 to the
               Company's Pre-Effective Amendment No. 3 to Registration Statement on Form S-2 (Registration No. 333-117635) filed on February 11,
               2005 and incorporated herein by reference).

23.3* Consent of Kummer Kaempfer Bonner & Renshaw (incorporated by reference to Exhibit 5.2 to this Registration Statement).

24.1* Power of Attorney (included in the signature page to this Registration Statement)

----------

*    Filed herewith.